Exhibit 99.2

Acergy S.A. c/o Acergy M.S. Limited 200 Hammersmith Road, London W6 7DL, United Kingdom T: +44 (0)20 8210 5500 F: +44 (0)20 8210 5501 www.acergy-group.com

November 29, 2010

Dear Shareholder,

An Extraordinary General Meeting of Shareholders (the “Meeting”) of Acergy S.A. (the “Company”) will be held on Monday December 20, 2010 at 12.00 p.m. (local time) at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg to consider the appointment of Mr. Bob Long as an independent Non-executive Director of the Company subject to completion of the proposed combination of the businesses of the Company and Subsea 7 Inc. (the “Combination”).

Election of ninth director:

In my letter of September 21, I advised shareholders of the Board’s recommendation to vote in favour of two resolutions at our Extraordinary General Meeting on November 9, both of which related to the proposed Combination. The first resolution related to the approval of the Combination and of appropriate authorised share capital and, subject to completion of the Combination to certain changes to the Company’s Articles, including changing its name to Subsea 7 S.A., and the second resolution concerned the appointment of the Board of Directors of the combined company, Subsea 7 S.A., as from completion. Shareholders approved both resolutions by a significant majority.

However, the Extraordinary General Meeting on November 9 appointed only eight of the nine-member Board of Subsea 7 S.A., as we were not in a position at that stage to identify the ninth director. I am pleased to tell you that we are now able to put forward a candidate for the ninth director position, namely Mr. Bob Long, formerly Chief Executive Officer and Director of Transocean Ltd. Mr. Long has extensive knowledge and experience of the offshore oil services industry, including involvement in four major mergers which made Transocean the leader in the offshore drilling industry. His appointment as an Independent Non-executive Director is proposed and endorsed jointly by the Chairmen of Acergy S.A. and Subsea 7 Inc.. Mr. Long’s biography is set out below:

Mr. Bob Long served as Chief Executive Officer and a member of the board of directors of Transocean Ltd., the world’s largest offshore drilling contractor, from October 2002 until his retirement in February 2010.

Registered Office
412F, route d’Esch, L-2086 Luxembourg
Société Anonyme Holding, R.C.S. Luxembourg B 43172

Mr. Long served as President from 2001 to 2006, Chief Financial Officer from 1996 to 2001 and Senior Vice President of Transocean from May 1990 until the time of the Sedco Forex merger, at which time he assumed the position of Executive Vice President. During his 35 year career with Transocean, Mr. Long’s international assignments included the UK, Egypt, West Africa, Spain and Italy.

Mr. Long is a graduate of the U.S. Naval Academy and Harvard Business School, and served five years in the Naval Nuclear Power Programme before joining SONAT Inc, the parent company of The Offshore Company, in 1975. As a result of multiple mergers The Offshore Company ultimately became Transocean Ltd.. Mr. Long was until recently a member of the National Ocean Industries Association and the International Association of Drilling Contractors. Mr. Long is a US citizen.

Sole Resolution:

(1) To appoint Mr. Bob Long as an Independent Non-executive Director of the Company, to serve for an initial term commencing on and subject to Completion of the Combination and expiring at the Annual General Meeting to be held not less than 12 months after Completion.

Voting Recommendation:

The Board of Directors of Acergy S.A. unanimously recommends that shareholders vote in favour of the resolution which will be considered at the Meeting.

Action Required:

Enclosed with this letter are the Notice of Extraordinary General Meeting of Shareholders and the Proxy Card. If you wish your shares to be voted at the Meeting, but do not intend to attend in person, please promptly fill in, sign, date and return the Proxy Card to ensure that it will be received in time. The deadline for submission of votes for holders of American Depositary Shares is Thursday December 9, 2010 and for holders of Common Shares Monday December 13, 2010.

If you require further information or clarification on the above, please contact Karen Menzel, our Group Manager, Investor Relations at karen.menzel@acergy-group.com.

Yours sincerely

Sir Peter Mason K.B.E.

Chairman

For and on behalf of the Board of Directors of Acergy S.A.

Terms used in this letter and in the attached Notice of EGM are as defined in the prospectus dated September 21, 2010 relating to the Combination. A copy of the prospectus can be found on Acergy’s website at www.acergy-group.com/public/AcergySubsea7combination.